Exhibit 99.5

LOCK-UP AGREEMENT

December 4, 2012

To:	PMI Gold Corporation

Dear Sirs/Mesdames:

In consideration of PMI Gold Corporation (“PMI”) entering into an arrangement agreement dated the date hereof (the “Arrangement Agreement”) with Keegan Resources Inc. (“Keegan”) pursuant to which Keegan will acquire all of the outstanding common shares of PMI on the terms set out in the Arrangement Agreement (the “Transaction”), this support and voting lock-up agreement (the “Agreement”) sets out the terms on which each of the holders of Keegan securities, including its common shares (the “Keegan Shares”), share purchase options (the “Keegan Options”) and common share purchase warrants (the “Keegan Warrants”) listed on Schedule A to this Agreement (the “Lock-up Securityholder(s)”) undertakes to support the Transaction and to take certain actions and do certain things in respect of the Transaction.

Capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in the Arrangement Agreement.

1.	Representations and Warranties of the Lock-up Securityholders

Each Lock-up Securityholder hereby represents and warrants to PMI (and acknowledges that PMI is relying upon such representations and warranties) that:

(a) the Keegan Shares, Keegan Options and the Keegan Warrants, set forth opposite its name on Schedule A to this Agreement include all securities of Keegan held of record or beneficially owned, or over which control or direction is exercised, by the Lock-up Securityholder (the Keegan Shares, Keegan Options and Keegan Warrants are collectively referred to herein as the “Securities”);

(b) any Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof (including upon the exercise of Keegan Options or Keegan Warrants) shall be considered to be “Securities” hereunder and shall be subject in all respects to this Agreement and shall be reported to PMI and a revised Schedule A will be executed by such Lock-up Securityholder;

(c) subject to any proxies or powers of attorney granted hereunder in order to support the Transaction, and other existing arrangements between the Lock-up Securityholder and its affiliates which have been disclosed in writing to PMI, none of the Securities are subject to any voting agreements (other than this Agreement) or any other claim adverse to this Agreement, and the Lock-up Securityholder has the sole voting and the sole dispositive power, and the sole power to agree to the matters set forth herein with respect to the Securities, and will continue to have the sole power to vote and dispose of the Securities until the Effective Time;

(d) no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Lock-up Securityholder of any of the Securities;

(e) this Agreement has been duly executed and delivered by the Lock-up Securityholder, and, assuming the due authorization, execution and delivery by PMI, this Agreement constitutes a legal, valid and binding obligation of the Lock-up Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f) if the Lock-up Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(g) there are no legal proceedings in progress before any public body, court or authority, or, to the knowledge of the Lock-up Securityholder, pending or threatened against the Lock-up Securityholder which could reasonably be expected to prevent, materially delay or materially impair the Lock-up Securityholder’s ability to consummate the transactions contemplated by this Agreement.

2.	PMI Representations and Warranties

PMI hereby represents and warrants to the Lock-up Securityholders (and acknowledges that each Lock-up Securityholder is relying upon such representations and warranties) that:

(a) PMI is a corporation validly subsisting under the laws of British Columbia;

(b) PMI has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c) this Agreement has been duly executed and delivered by PMI and, assuming the due authorization, execution and delivery by the Lock-up Securityholder, this Agreement constitutes a legal, valid and binding obligation of PMI, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

3.	Covenants

(a) Each Lock-up Securityholder hereby covenants and agrees with PMI that until the termination of this Agreement in accordance with Section 7, the Lock-up Securityholder shall not:

(i) sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Securities (or permit any of the foregoing with respect to any of the Securities) or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Lock-up Securityholder may (A) exercise Keegan Options or Keegan Warrants to acquire additional Keegan Shares, and (B) transfer Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Lock-up Securityholder or under common control with or controlling the Lock-up Securityholder provided that (1) such transfer shall not relieve or release the Lock-up Securityholder of or from its obligations under this Agreement, including without limitation, the obligation of the Lock-up Securityholder to vote or cause to be voted all the Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to PMI, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by PMI in advance of such transfer and (4) the transferee continues to be a corporation or other entity directly or indirectly controlling the Lock-up Securityholder, or owned or controlled by the Lock-up Securityholder, at all times prior to the Effective Time; or

(ii) except as contemplated by this Agreement, grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or deposit (or permit to be deposited) the Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Securities.

(b) Each Lock-up Securityholder agrees that, until the Effective Time, it shall not, and shall not authorize or request any directors, officers, investment bankers, lawyers, accountants, consultants or other agents or advisors of the Lock-up Securityholder to, directly or indirectly:

(i) initiate, solicit, encourage or seek, directly or indirectly, any inquiries relating to or the making or implementation of any Acquisition Proposal;

(ii) engage in any negotiations concerning, or provide any information or data to, or have any substantive discussions with, any Person relating to an Acquisition Proposal;

(iii) otherwise cooperate in or knowingly facilitate any effort or attempt to make, implement or accept any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; or

(iv) enter into an agreement with any Person relating to an Acquisition Proposal.

(c) Each Lock-up Securityholder agrees to the extent within his or her power, to cease and cause to be terminated any and all solicitations, encouragements, discussions, negotiations and inquiries contemplated by Section 3(b), if any, with any Person or group or any agent or representative of such Person or group before the date of this Agreement with respect to any Acquisition Proposal.

(d) Each Lock-up Securityholder agrees to immediately (and in any event within 24 hours following receipt) notify PMI of any Acquisition Proposal or inquiry in respect of a potential Acquisition Proposal of which the Lock-up Securityholder or, to the knowledge of the Lock-up Securityholder, any of the representatives of the Lock-up Securityholder becomes aware.  Such notification shall be made orally and in writing and shall include the identity of the Person making such Acquisition Proposal or inquiry and a description of the material terms and conditions thereof, together with a copy of all documentation relating to such Acquisition Proposal or inquiry; provided however that such notification shall not be required if the Lock-up Securityholder is aware that Keegan has already notified PMI.

(e) In consideration for the Lock-up Securityholders entering into this Lock-up Agreement, PMI agrees to use its commercially reasonable efforts to successfully complete the Transaction in accordance with the terms and conditions set out in the Arrangement Agreement.

4.	Superior Proposal

Notwithstanding any other provision in this Agreement, if pursuant to the terms of the Arrangement Agreement, Keegan or PMI receives a Superior Proposal and as a result, Keegan or PMI subsequently terminates the Arrangement Agreement in accordance with its terms, then the Lock-up Securityholder shall be entitled to terminate this Agreement in accordance with Section 7.

5.	Voting

Each Lock-up Securityholder hereby covenants, undertakes and agrees, until the termination of this Agreement in accordance with Section 7:

(a) to vote (or cause to be voted) all the Securities at any meeting of Keegan’s security holders, or any adjournment thereof, and in any action by written consent of Keegan’s security holders:

(i) in favour of the approval, consent, ratification and adoption of the Transaction (and any actions reasonably required in furtherance thereof);

(ii) against any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the Transaction, including for greater certainty, against:

(A) any Acquisition Proposal; or

(B) any change in the capitalization of Keegan (or the corporate structure or charter of Keegan) that has not been approved by PMI; and

(iii) against any action that would result in any breach of any representation, warranty, covenant or agreement or any other obligation of Keegan in the Arrangement Agreement.

(b) not to, without prior written consent of PMI, revoke any proxies, voting instruction forms or other voting document executed and delivered pursuant to this Agreement;

(c) not to, without the prior written consent of PMI, requisition or join in the requisition of any meeting of Keegan’s security holders for the purpose of considering any resolution with respect to any of the matters referred to in Section 5(a); and

(d) not to do anything to frustrate, hinder or delay the consummation of the Transaction.

6.	Other Agreements, Acknowledgments and Covenants

(a) Each Lock-up Securityholder agrees:

(i) to the existence and factual details of this Agreement being set out in any information circular or other public disclosure produced by Keegan and/or PMI in connection with the Transaction; and

(ii) to this Agreement being made publically available on SEDAR or otherwise by way of filing with the Securities Regulators or the Stock Exchanges as required by Securities Laws or applicable Stock Exchange requirements.

(b) Each Lock-up Securityholder shall not, and hereby agrees not to:

(i) commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against PMI or any of its respective subsidiaries (or any of its respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement Agreement or the consummation of the Transaction; and

(ii) except as required by applicable law or Stock Exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written consent of PMI, not to be unreasonably withheld.

(c) Each Lock-up Securityholder hereby covenants and agrees to deliver, or cause to be delivered, to Keegan’s transfer agent, or as otherwise directed by PMI, after receipt of proxy materials for, and no later than ten days before the date of, the Keegan Meeting or any other meeting of holders of the Keegan’s securities called in respect of the Transaction, a duly executed proxy, voting instruction form or other voting document directing that the Securities be voted (to the extent such Securities can be voted under applicable law) at such meeting in favour of the Transaction and all related matters.  Each Lock-up Securityholder hereby further agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any such proxy, voting instruction form or other voting document deposited by the Lock-up Securityholder pursuant to this Agreement except in accordance with the terms hereof.

(d) Each Lock-up Securityholder hereby covenants and agrees to promptly notify PMI of the number, if any, of the Securities as to which legal or beneficial ownership or the right to vote or the right of disposition is acquired by the Lock-up Securityholder after the date hereof and to reconfirm the number of the Securities held upon request by PMI.

(e) Each Lock-up Securityholder hereby covenants and agrees that it shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other actions reasonably necessary or as PMI may reasonably request for the purposes of effectively carrying out the transactions contemplated by this Agreement.

7.	Termination

(a) This Agreement and the obligations of each Lock-up Securityholder set out in this Agreement and any power of attorney or proxy granted hereby shall terminate on the first to occur of (i) the Effective Time, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) at any time, by mutual agreement in writing executed by the parties.

(b) A Lock-up Securityholder, when not in material breach of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to PMI if:

(i) any of the representations and warranties of PMI under this Agreement shall not be true and correct in any material respects;

(ii) PMI shall not have complied with its covenants contained herein or in the Arrangement Agreement in any material respects; or

(iii) Pursuant to Section 4 hereof.

8.	Miscellaneous

(a) If any Lock-up Securityholder is also a director, officer or employee of Keegan or any of its subsidiaries, PMI agrees and acknowledges that the provisions of this Agreement shall bind such Lock-up Securityholder solely in his or her capacity as a securityholder of Keegan and shall not be deemed or interpreted to bind any such Lock-up Securityholder in his or her capacity as a director, officer or employee of Keegan or any of its subsidiaries.  If any of the Lock-up Securityholders’ partners, directors, officers or employees is also a director, officer or employee of Keegan or any of its subsidiaries, PMI agrees and acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind any of such partners, directors, officers or employees in his or her capacity as a director, officer or employee of Keegan or any of its subsidiaries.

(b) The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(c) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(d) Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

(e) This Agreement (including the schedules attached to this Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(f) Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Lock-up Securityholders and PMI or in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(g) Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which PMI and the Lock-up Securityholders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(h) PMI and the Lock-up Securityholders shall bear their own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(i) All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or email, in each case addressed to the particular party at:

(i) If to PMI, at:

PMI Gold Corporation
Level 3, 680 Murray Street
West Perth WA 6005
Australia

Attention: Collin Ellison, Managing Director and Chief Executive Officer
Facsimile:  +61 (0)8 9321 8881
Email:         collin.ellison@pmigoldcorp.com

With a courtesy copy (which shall not be required to constitute valid notice to PMI) to:

Stikeman Elliott LLP
Level 12, 50 Margaret St.
Sydney, NSW, Australia 2066

Attention: Quentin Markin
Facsimile:  +61 2 9232 6908
Email:         qmarkin@stikeman.com

(ii) If to any Lock-up Securityholder, at:

Keegan Resources Inc.
Suite 700 - 1199 West Hastings Street
Vancouver, BC, Canada  V6E 3T5

Attention: Lock-up Securityholder, c/o Peter Breese, Director, President & Chief Executive Officer
Facsimile:  604.683 8194
Email:         Peter.Breese@keeganresources.com

With a courtesy copy (which shall not be required to constitute valid notice to Keegan) to:

McMillan LLP
1055 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6E 4N7

Attention: Bernhard Zinkhofer
Facsimile:  604.691-7483
Email:         Bernhard.Zinkhofer@mcmillan.ca

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.  The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(j) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(k) The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except by the Lock-up Securityholders as set forth and to the extent permitted in Section 3(a)(i) and except that PMI may, upon giving notice to the Lock-up Securityholders, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate provided such affiliate is also an assignee under the Arrangement Agreement, without reducing its own obligations hereunder, without the consent of the Lock-up Securityholders.

(l) This Agreement is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Each party submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating to this Agreement.  The parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(m) The parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise.  Any party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(n) Except as required by applicable laws or regulations, or as required by any competent governmental, judicial or other authority, or in accordance with the requirements of any Stock Exchange, including, any such laws, regulations or requirements in respect of the Joint Circular, the Lock-up Securityholders shall not make any public announcement or statement with respect to this Agreement or the Transaction without the prior written approval of PMI, not to be unreasonably withheld.

(o) Each Lock-up Securityholder recognizes and acknowledges that this Agreement is an integral part of the Transaction, that PMI would not enter the Arrangement Agreement unless this Agreement was executed, and accordingly acknowledges and agrees that a breach by any Lock-up Securityholder of any covenants or other commitments contained in this Agreement will cause PMI to sustain injury for which it would not have an adequate remedy at law for monetary damages.  Therefore, the parties agree that in the event of any such breach, PMI shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(p) Each Lock-up Securityholder acknowledges that legal counsel for PMI and Keegan are not acting on his or her behalf herein and that each Lock-up Securityholder should obtain independent legal advice before executing this Agreement.

(q) This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

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This Agreement has been accepted and agreed to with effect from the 4th day of December, 2012.

Name:  Shawn Wallace
Title:  Chairman

PMI GOLD CORPORATION

Collin Ellison
Managing Director and Chief Executive Officer

SCHEDULE A

LOCK-UP SECURITYHOLDERS

LOCK-UP SECURITYHOLDER	NUMBER OF KEEGAN SHARES HELD	NUMBER OF KEEGAN WARRANTS HELD	NUMBER OF KEEGAN OPTIONS HELD
Shawn Wallace	17,200	0	815,000